Mary Ann Frantz maryann.frantz@millernash.com 503.205.2552 (direct)

June 20, 2024

Via EDGAR

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Perry Hindin

Subject:	CytoDyn Inc. Schedule TO-I filed June 3, 2024 File No. 005-79349

Ladies and Gentlemen:

On behalf of CytoDyn Inc. (the “Company”), we are hereby responding to the letter dated June 7, 2024 (the “Comment Letter”), from Perry Hindin with the Office of Mergers & Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Schedule TO-I filed on June 3, 2024 (the “Schedule TO”), in connection with the Company’s offer to amend and exercise certain warrants of the Company (the “Exercise Offer”).

For ease of reference, set forth below in bold are the comments of the staff of the Commission (the “Staff”) with respect to the Schedule TO, as reflected in the Comment Letter. The Company’s response is set forth below each comment.

Concurrently with the filing of this response letter to the Commission as CORRESP on EDGAR, the Company is filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”). Also concurrently with the submission of this response letter, the Company has distributed revised materials for the Exercise Offer to holders of all Original Warrants listed in Amendment No. 1, including a copy of Amendment No. 1 and Exhibits (a)(1)(E), (a(1)(F) (including the Acceptance and Exercise Documents referenced in Comment #5 below), and (a)(1)(G).

In addition to addressing comments raised by the Commission in the Comment Letter, the Company, as described in Amendment No. 1, has revised the Exercise Offer to, among other things: (i) include three additional tranches of outstanding warrants to purchase shares of the Company’s common stock at exercise prices of $0.21, $0.35, and $0.37 per share, respectively; (ii) to provide for an exercise price for the Amended Warrants of $0.09387 per share; and (iii) as

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a further inducement to holders to participate in the Exercise Offer and exercise the Amended Warrants, to provide for participating holders to receive shares of common stock equal to an additional 20% of the number of shares issuable upon exercise of the tendered warrants (the “Additional Shares”), without the payment of any additional consideration. Amendment No. 1 also reflects the addition of two risk factors related to the Additional Shares.

With the inclusion of the three additional tranches of warrants, the Exercise Offer has been revised to provide for an Expiration Time of 12:01 a.m. Eastern Time on July 19, 2024, which is 20 full business days from the filing of Amendment No. 1. All holders of Original Warrants, other than the holder of Original Warrants with an exercise price of $0.37 per share, previously received, on June 3, 2024, copies of Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), and (a)(1)(D) to the Schedule TO, together with the Acceptance and Exercise Documents referenced in Comment #5 below. Following the filing of the Schedule TO, the holder of Original Warrants with an exercise price of $0.37 per share asked to be allowed to participate in the Exercise Offer, and the Company agreed to accommodate his request. Accordingly, concurrently with the submission of this response letter, copies of the documents listed in the third paragraph of this letter, as well as a copy of the original offer document filed as Exhibit (a)(1)(B) to the Schedule TO, were distributed to the additional holder.

The Company has authorized us to respond to the Comment Letter as follows:

Schedule TO-I filed June 3, 2024

General

1.We note that the Exercise Offer commenced on June 3, and is currently set to expire at 5:00 P.M. eastern time on June 28, 2024. Please revise to ensure that the Exercise Offer is open for a full twenty business days. Please note that June 19, 2024, is a federal holiday. In addition, please note the definition of “business day” in Exchange Act Rule 13e-4(f)(3) when establishing the specific time of day that the Exercise Offer will expire. Refer to Exchange Act Rule 14e-1(a) and Rule 13e-4(f)(i).

Response to Comment #1

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As noted above, the Exercise Offer has been revised to provide for an Expiration Time of 12:01 a.m. Eastern Time on July 19, 2024, which is 20 full business days from the filing of Amendment No. 1.

2.Refer to the current pricing mechanism of the Exercise Offer. It appears that holders of Original Warrants will not know the exercise price of the Amended Warrants prior to the Expiration Date in contravention of Exchange Act Rule 14e-1(b) and Rule 13e- 4(f)(1)(ii). Please revise the pricing disclosure accordingly.

Response to Comment #2

As noted above, the terms of the Exercise Offer have been revised to provide for an exercise price for the Amended Warrants of $0.09387 per share, which is 70% of the closing price of the Company’s common stock on June 14, 2024.

3.Please revise the disclosure to include a definition of the term “VWAP.”

Response to Comment #3

Following the amendment of the exercise price of the Amended Warrants as discussed in the Company’s response to Comment #2, the concept of VWAP is no longer used in the Exercise Offer.

4.Please revise the pricing disclosure to quantify “the closing price on May 31, 2024.”

Response to Comment #4

As noted in the response to comment #2, the exercise price has been revised to be $0.09387 per share.

Important Procedures, page i

5.Disclosure references “Acceptance and Exercise Documents” but no such documents are included as exhibits to the Exercise Offer. Please amend to include such documents for staff review and confirm that such documents were disseminated to holders of Original Warrants on June 3, 2024. Also describe in your response how such documents were disseminated. Please provide evidence of such dissemination.

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Response to Comment #5

As noted above, the Acceptance and Exercise Documents were distributed by email by Paulson Investment Company, LLC, the Soliciting Agent for the Exercise Offer, with Exhibit (a)(1)(C) to all holders of the Original Warrants, other than the holder of warrants with an exercise price of $0.37 per share. Exhibits (a)(1)(A), (a)(1)(C), and (a)(1)(D), revised to reflect the amended terms of the Exercise Offer, have been filed as Exhibits (a)(1)(E) (Letter to Holders of Original Warrants), (a)(1)(F) (Form of Election to Participate and Exercise, together with the Acceptance and Exercise Documents as revised to reflect the amended terms of the Exercise Offer), and (a)(1)(G) (Form of Notice of Withdrawal) to Amendment No. 1, and copies have been distributed by email to all holders of Original Warrants concurrently with the filing of Amendment No. 1.

Section 6. Conditions to the Exercise Offer, page 28

6.Disclosure in this section indicates that “[i]f you are unable to establish that you are an accredited investor, you will not be able to participate in the Exercise Offer.” While the Company may establish conditions to the Exercise Offer as a whole and terminate the Exercise Offer if such conditions are not satisfied, the above requirement appears to serve to exclude a particular holder or subset of holders in contravention of Exchange Act Rule 13e-4(f)(8)(i). Please revise.

Response to Comment #6

In response to the Staff’s comment, the Company has revised Section 6. “Conditions to the Exercise Offer” of the Offer to Amend and Exercise, as set forth in Amendment No. 1, to clarify that, while the Company requires holders of Original Warrants to complete an Accredited Investor Questionnaire, holders of Original Warrants will not be required to be accredited investors in order to participate in the Exercise Offer. The clarification also provides that, in the event that the Company receives a completed Accredited Investor Questionnaire from any holder of Original Warrants that desires to participate in the Exercise Offer indicating that such holder is no longer an accredited investor, the Company will file (as part of a subsequent amendment to its Schedule TO) and distribute to all holders of Original Warrants supplemental disclosure, which will include all of the information required by Rule 502 of Regulation D. In such a circumstance, the Company will extend the Expiration Time of the Exercise Offer to the extent required under the Securities Exchange Act of 1934, and the rules of the Commission thereunder.

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It should be noted that, based on prior representations, the Company anticipates that each of the holders of the Original Warrants are currently accredited investors, and that the Exercise Offer will qualify for an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D promulgated thereunder.

7.Disclosure in this section indicates that “…if we determine, after reviewing the representations and warranties and Accredited Investor Questionnaires of all participating warrant holders, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws, then we may determine that it is necessary to cancel the Exercise Offer in its entirety, and not to consummate any of the contemplated transactions.” A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise to provide additional detail as to what factors the Company will consider in making its determination to ensure that the condition is objectively determinable.

Response to Comment #7

We have revised the language in Section 6. “Conditions to the Exercise Offer”, as set forth in Amendment No. 1, to read as follows:

“If we determine, after reviewing the representations and warranties and Accredited Investor Questionnaires of all participating warrant holders and consulting with knowledgeable counsel, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws and that it is necessary to cancel the Exercise Offer in order to comply with the requirements of applicable securities laws, we will cancel the Exercise Offer in its entirety, and not consummate any of the contemplated transactions. In that case, all exercise payments previously received would be promptly returned to participating warrant holders, along with all Original Warrants, unexercised and outstanding pursuant to their original terms.”

Thus, the only factor that the Company will consider in making its determination that the Exercise Offer must be canceled is whether the cancellation is required in order to comply with applicable securities laws, in consultation with knowledgeable counsel.

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Section 7. Extension of the Exercise Offer Period, page 29

8.Disclosure in this section states that “[w]e also may terminate the Exercise Offer in our sole discretion if the closing price of the common stock is below $0.16 on June 28, 2024.” Refer to the pricing disclosure on page 26. As currently written, it appears that the pricing is formulated to provide holders with warrants having an exercise price of $0.16 or lower (“…but in no event higher than the closing price on May 31, 2024…). Refer to our preceding comment regarding the direct or indirect control of the offeror. Such condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise.

Response to Comment #8

As noted in the Company’s response to Comment #2 above, the exercise price of the Amended Warrants has been fixed at $0.09387 per share. The Company has no discretion to terminate the Exercise Offer based on the exercise price of the Amended Warrants.

If you have any questions with respect to the foregoing responses, please feel free to call me at (503) 205-2552.

Very truly yours,

/s/ Mary Ann Frantz